UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q3 2021

Strong top line growth and improved revenue mix leading to higher profitability

Net Revenues increased 43.7% YoY

Adjusted Gross Profit grew by 61.5%, while Adjusted Gross Margin expanded 3.9p.p. to 35.3%

São Paulo, November 16, 2021 – Zenvia Inc. (NASDAQ: ZENV), the leading customer experience communications platform in Latin America empowering businesses to create unique journeys for their end-customers along their life cycle, announces its third quarter 2021 summarized operating and financial metrics. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Continued solid client and revenue growth

•         Number of active customers grew by 24.4% to 11,302

•         Net Revenues increased 43.7% to R$163.7 million

•         Revenues Beyond SMS Termination continues to drive profitable growth, reaching 32.0% of total revenues in the quarter

•         Net Revenue Expansion rate (NRE) reached 122%, +10p.p. vs Q3 2020

Strong gross profit and margin expansion

•         Adjusted gross profit reached R$57.8 million, +61.5% vs Q3 2020

•         Adjusted gross margin expanded 3.9p.p to 35.3%

•         Adjusted Gross profit from Beyond SMS Termination represented 66% of total in Q3 2021, with strong sequential mix improved since Q1 2021

M&A enhancing value offering

•         D1 platform empowers companies to design hyper contextualized communication experiences by enabling multichannel journeys based on a single customer view layer (Link)

•         SenseData strengthens our solutions in Customer Success by enabling businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard. (Link)

Cassio Bobsin, Founder & CEO of ZENVIA, said: “I am pleased with what we have delivered in this quarter. The double-digit growth in both revenue and gross profit, combined with the record gross margin since the first quarter of 2019, are aligned with what we promised investors during our IPO process in July. The acquisitions of D1, early in the quarter, and of SenseData, already in November, enhances our value offering, allowing us to continue expanding gross margin in the next couple years.

While I am confident in our ability to continue expanding our revenue base and profitability organically, we will continue pursuing acquisitions of businesses and technologies that increase new product offerings, pool of talent and capabilities and, additionally, will help us penetrate new markets, driving the disruption of customer experience communications.

The execution of our business plan, supported by our robust customer experience communications platform, our distinguished market positioning and our talented people, will create the necessary conditions for Zenvia’s continuous growth.”

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Consolidated Revenue

Consolidated Revenue of BRL 163.7 million grew by 43.7% in the quarter, reflecting a 24.4% higher number of active customers and consolidation of acquisitions, combined with a 10 p.p. increase in Net Revenue Expansion rate to 122%. This strong result demonstrates our ability to continue expanding our client base and, at the same time, improve our revenue mix. It is important to highlight that Q3 2021 only consolidates two months (August and September) of D1.

Revenue from Beyond SMS Termination, which carry higher gross margins, represented 32.0% of total revenue in the quarter, doubling from Q1 2021 attesting solid execution and leading to improved profitability.

During the quarter we launched Instagram as a new communication channel, with encouraging results at the very early stage. We have currently over 300 active customers managing Instagram traffic.

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Profitability

Reflecting the improved revenue mix, Adjusted Gross Profit increased a solid 61.5% in the quarter to BRL 57.8 million, while Adjusted Gross Margin expanded 3.9 p.p. to 35.3%, a record since Q1 2019.

Adjusted Gross Profit from Beyond SMS Termination reached 60.0% of total, with a strong mix improvement since Q1 2021.

Adjusted EBITDA in the first nine months of 2021 was negative BRL 7.8 million. Excluding the impacts related to acquisitions earn-outs, normalized EBITDA in 9M21 was BRL 4.1 million.

Conference Call

The Company will host a conference call and webcast on Wednesday, November 17, 2021, at 10am EST to discuss its operational and financial metrics. To access the webcast presentation, click here. More information can be found at Zenvia Investor Relations website at https://investors.zenvia.com.

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About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital first and hyper contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others.

Contacts

Investor Relations Shay Chor ir@zenvia.com	Media Relations – Danthi Comunicações Carla de Azevedo | (+55 21) 99361-1422 | carla@danthicomunicações.com.br Gabriel Martins | (+55 21) 98388-4801 | gabriel@danthicomunicações.com.br

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control.

Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

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Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of and for the nine-month period ended September 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 16, 2021

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer